UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

Information to be included in statements filed pursuant

to Rules 13d-1(b), (c) and (d) and amendments thereto filed

pursuant to 13d-2(b)

(AMENDMENT NO. ____)*

Globe Specialty Metals, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

37954N206

(CUSIP Number)

July 30, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule

pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,126,210

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,126,210

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,126,210

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.6%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Long Short Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

5,039

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

5,039

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,039

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 0.1%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Select, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

948,302

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

948,302

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

948,302

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.3%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Partners 100, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

79,582

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

79,582

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

79,582

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.1%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Select 100, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

45,818

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

45,818

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,818

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.1%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Investors, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

159,401

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

159,401

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

159,401

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.2%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,364,352

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,364,352

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,364,352

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.3%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jay R. Petschek

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

365,098

6.	SHARED VOTING POWER

2,364,352

7.	SOLE DISPOSITIVE POWER

365,098

8.	SHARED DISPOSITIVE POWER

2,364,352

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,759,450

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.8%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven Major

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

1,255,977

6.	SHARED VOTING POWER

2,364,352

7.	SOLE DISPOSITIVE POWER

1,255,977

8.	SHARED DISPOSITIVE POWER

2,364,352

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,620,329

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.9%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).	NAME OF ISSUER:

Globe Specialty Metals, Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

One Penn Plaza

250 West 34th Street, Suite 2514

New York, NY 10119

ITEM 2(a).	NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are: Corsair Capital Partners, L.P. (“Corsair Capital”), Corsair Long Short Partners, L.P. (“Corsair Long Short”), Corsair Select, L.P. (“Corsair Select”), Corsair Capital Partners 100, L.P. (“Corsair 100”), Corsair Select 100, L.P. (“Corsair Select 100”), Corsair Capital Investors, Ltd. (“Corsair Investors”), Corsair Capital Management, L.L.C. (“Corsair Management”), Jay R. Petschek (“Mr. Petschek”) and Steven Major (“Mr. Major” and collectively, the “Reporting Persons”). Corsair Management is the investment manager of Corsair Capital, Corsair Long Short, Corsair Select, Corsair 100, Corsair Select 100 and Corsair Investors. Messrs. Petschek and Major are the controlling persons of Corsair Management.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business address for each of Corsair Capital, Corsair Long Short, Corsair Select, Corsair 100, Corsair Select 100, Corsair Management, Mr. Petschek and Mr. Major is 350 Madison Avenue, 9th Floor, New York, New York 10017.

The principal business address of Corsair Investors is c/o M&C Corporate Services Limited, P.O. Box 309, Ugland House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

ITEM 2(c).	CITIZENSHIP:

Each of Corsair Capital, Corsair Long Short, Corsair Select, Corsair 100 and Corsair Select 100 is a limited partnership formed under the laws of the State of Delaware.

Corsair Management is a limited liability company formed under the laws of the State of Delaware.

Corsair Investors is an exempted company formed under the laws of the Cayman Islands, British West Indies.

Each of Mr. Petschek and Mr. Major is a citizen of the United States.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $.0001 par value per share (the “Common Stock”)

ITEM 2(e).	CUSIP NUMBER:

37954N206

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Corsair Capital owns 1,126,210 shares of Common Stock.

Corsair Long Short owns 5,039 shares of Common Stock.

Corsair Select owns 948,302 shares of Common Stock.

Corsair 100 owns 79,582 shares of Common Stock.

Corsair Select 100 owns 45,818 shares of Common Stock.

Corsair Investors owns 159,401 shares of Common Stock.

Corsair Management, as the investment manager of each of Corsair Capital, Corsair Long Short, Corsair Select, Corsair 100, Corsair Select 100 and Corsair Investors, is deemed to beneficially own the 2,364,352 shares of Common Stock beneficially owned by them.

Mr. Petschek, as a controlling person of Corsair Management, is deemed to individually beneficially own 2,729,450 shares of Common Stock, consisting of: (i) the 2,364,352 shares of Common Stock beneficially owned by Corsair Management and (ii) 365,098 shares of Common Stock that he owns personally.

Mr. Major, as a controlling person of Corsair Management, is deemed to individually beneficially own 3,620,329 shares of Common Stock, consisting of: (i) the 2,364,352 shares of Common Stock beneficially owned by Corsair Management, (ii) 1,194,142 shares of Common Stock that he owns personally and (iii) 61,835 shares of Common Stock owned by his children.

Collectively, the Reporting Persons beneficially own 3,985,427 shares of Common Stock.

Additionally, please note that certain employees of Corsair Management, in the aggregate, own 8,498 shares of Common Stock and 2,696 unit purchase options (each unit purchase option entitles the holder to purchase at $7.50, one share of Common Stock and two warrants to purchase Common Stock at an exercise price of $5.00). The Reporting Persons disclaim beneficial ownership of the shares of Common Stock and unit purchase options owned by such employees and disclaim membership with such employees in any group described in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

(b)	Percent of Class:

Corsair Capital’s ownership of 1,126,210 shares of Common Stock represents 1.6% of all the outstanding shares of Common Stock.

Corsair Long Short’s ownership of 5,039 shares of Common Stock represents less than 0.1% of all the outstanding shares of Common Stock.

Corsair Select’s ownership of 948,302 shares of Common Stock represents 1.3% of all the outstanding shares of Common Stock.

Corsair 100’s ownership of 79,582 shares of Common Stock represents 0.1% of all the outstanding shares of Common Stock.

Corsair Select 100’s ownership of 45,818 shares of Common Stock represents 0.1% of all the outstanding shares of Common Stock.

Corsair Investors’ ownership of 159,401 shares of Common Stock represents 0.2% of all the outstanding shares of Common Stock.

Corsair Management’s beneficial ownership of 2,364,352 shares of Common Stock represents 3.3% of all the outstanding shares of Common Stock.

The 2,729,450 shares of Common Stock deemed to be beneficially owned by Mr. Petschek represent 3.8% of all the outstanding shares of Common Stock.

The 3,620,329 shares of Common Stock deemed to be beneficially owned by Mr. Major represent 4.9% of all the outstanding shares of Common Stock.

Collectively, the Reporting Persons beneficially own 3,985,427 shares of Common Stock representing 5.5% of all the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

Mr. Petschek has the sole power to vote or direct the vote of the 365,098 shares of Common Stock that he owns personally.

Mr. Major has the sole power to vote or direct the vote of the 1,194,142 shares of Common Stock that he owns personally and of the 61,835 shares of Common Stock that are owned by his children.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of 1,126,210 shares of Common Stock owned by Corsair Capital.

Corsair Long Short, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of 5,039 shares of Common Stock owned by Corsair Long Short.

Corsair Select, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of 948,302 shares of Common Stock owned by Corsair Select.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of 79,582 shares of Common Stock owned by Corsair 100.

Corsair Select 100, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of 45,818 shares of Common Stock owned by Corsair Select 100.

Corsair Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of 159,401 shares of Common Stock owned by Corsair Investors.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Mr. Petschek has the sole power to dispose or to direct the disposition of the 365,098 shares of Common Stock that he owns personally.

Mr. Major has the sole power to dispose or to direct the disposition of the 1,194,142 shares of Common Stock that he owns personally and of the 61,835 shares of Common Stock that are owned by his children.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 1,126,210 shares of Common Stock owned by Corsair Capital.

Corsair Long Short, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 5,039 shares of Common Stock owned by Corsair Long Short.

Corsair Select, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 948,302 shares of Common Stock owned by Corsair Select.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 79,582 shares of Common Stock owned by Corsair 100.

Corsair Select 100, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 45,818 shares of Common Stock Corsair Select 100.

Corsair Investors, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 159,401 shares of Common Stock owned by Corsair Investors.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit B.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:	August 10, 2009

CORSAIR CAPITAL PARTNERS, L.P.
By: Corsair Capital Advisors, L.L.C., General Partner

By: /s/ Jay Petschek
Jay Petschek, Managing Member

CORSAIR LONG SHORT PARTNERS, L.P.
By: Corsair Capital Advisors, L.L.C., General Partner

By: /s/ Jay Petschek
Jay Petschek, Managing Member

CORSAIR SELECT, L.P.
By: Corsair Select Advisors, L.L.C., General Partner

By: /s/ Jay Petschek
Jay Petschek, Managing Member

CORSAIR CAPITAL PARTNERS 100, L.P.
By: Corsair Capital Advisors, L.L.C., General Partner

By: /s/ Jay Petschek
Jay Petschek, Managing Member

CORSAIR SELECT 100, L.P.
By: Corsair Select Advisors, L.L.C., General Partner

By: /s/ Jay Petschek
Jay Petschek, Managing Member

CORSAIR CAPITAL INVESTORS, LTD.
By: Corsair Capital Management, L.L.C., Director

By: /s/ Jay Petschek
Jay Petschek, Managing Member

CORSAIR CAPITAL MANAGEMENT, L.L.C.

By: /s/ Jay Petschek
Jay Petschek, Managing Member

/s/ Jay R. Petschek
Jay R. Petschek

/s/ Steven Major
Steven Major

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Globe Specialty Metals, Inc. dated as of August 10, 2009 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:	August 10, 2009

CORSAIR CAPITAL PARTNERS, L.P.
By: Corsair Capital Advisors, L.L.C., General Partner

By: /s/ Jay Petschek
Jay Petschek, Managing Member

CORSAIR LONG SHORT PARTNERS, L.P.
By: Corsair Capital Advisors, L.L.C., General Partner

By: /s/ Jay Petschek
Jay Petschek, Managing Member

CORSAIR SELECT, L.P.
By: Corsair Select Advisors, L.L.C., General Partner

By: /s/ Jay Petschek
Jay Petschek, Managing Member

CORSAIR CAPITAL PARTNERS 100, L.P.
By: Corsair Capital Advisors, L.L.C., General Partner

By: /s/ Jay Petschek
Jay Petschek, Managing Member

CORSAIR SELECT 100, L.P.
By: Corsair Select Advisors, L.L.C., General Partner

By: /s/ Jay Petschek
Jay Petschek, Managing Member

CORSAIR CAPITAL INVESTORS, LTD.
By: Corsair Capital Management, L.L.C., Director

By: /s/ Jay Petschek
Jay Petschek, Managing Member

CORSAIR CAPITAL MANAGEMENT, L.L.C.

By: /s/ Jay Petschek
Jay Petschek, Managing Member

/s/ Jay R. Petschek
Jay R. Petschek

/s/ Steven Major
Steven Major

EXHIBIT B

Corsair Capital Partners, L.P.

Corsair Long Short Partners, L.P.

Corsair Select, L.P.

Corsair Capital Partners 100, L.P.

Corsair Select 100, L.P.

Corsair Capital Investors, Ltd.

Corsair Capital Management, L.L.C.

Jay R. Petschek

Steven Major